Exhibit 12.01

FBR & CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three months ended March 31, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$459	$(49,533)	$(41,544)	$(29,645)	$(192,665)	$25,707
Fixed charges:
Interest expense on all indebtedness	—	—	—	252	12,457	5,337
Rental expense deemed to be interest	777	2,793	3,105	4,645	4,614	4,625

Total fixed charges	$777	$2,793	$3,105	$4,897	$17,071	$9,962

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges	$1,236	$(46,740)	$(38,438)	$(24,748)	$(175,594)	$35,669

Ratio of earnings to fixed charges(1)	1.6x	— (2)	— (2)	— (2)	— (2)	3.6x

(1)	The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to collateralized financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).
(2)	Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees for the years ended December 31, 2011, 2010, 2009, and 2008 were inadequate to cover total fixed charges. For the years ended December 31, 2011, 2010, 2009 and 2008, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $49,533, $41,544, $29,645, and $192,665, respectively to achieve coverage of 1:1 in these periods.